ICZOOM GROUP INC.

March 9, 2023

VIA EDGAR

Mr. Donald Field

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	ICZOOM Group Inc.
Registration Statement on Form F-1/A (File No. 333-259012) Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 9, 2023, in which we requested the effective date of the above-captioned Registration Statement (File No. 333-259012) on Form F-1/A be accelerated so that it would be declared effective at 4:45 p.m., Eastern Time, on March 9, 2023, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this specific time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any further questions, please contact the Company’s U.S. securities counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,
ICZOOM Group Inc.

By:	/s/ Lei Xia
Name:	Lei Xia
Title:	Chief Executive Officer

Address: Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen